PHILOSMITH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PhiloSmith Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Six Landmark Square
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele C. O'Grady	(203) 348-7365	mogrady@philosmith.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi & Co., CPA's
(Name – if individual, state last, first, and middle name)

750 Third Avenue, 28th Floor	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/22/03	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michele C. O'Grady _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PhiloSmith Securities, LLC _____, as of December 31 _____, 2 022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President





JAMIE H. KOPEC
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PHILOSMITH SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2022

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of PhiloSmith Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PhiloSmith Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PhiloSmith Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as PhiloSmith Securities, LLC's auditors since 2017.

New York, New York
February 24, 2023

1

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

PHILOSMITH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 86,864
Prepaid expenses	1,068
Total Assets	$ 87,932

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 27,828
Total Liabilities	27,828
Member's Equity	60,104
Total Liabilities and Member's Equity	$ 87,932

The accompanying notes are an integral part of this financial statement.

PHILOSMITH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 1 - Organization and Nature of Business:

PhiloSmith Securities, LLC (the "Company") is a limited liability company organized under the laws of Delaware. The Company is a wholly-owned subsidiary of Philo Smith Capital Corporation, (the "Parent") a U.S. Corporation. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its business is to introduce and advise stock and mutual insurance companies as well as other financial services companies in mergers, consolidation or business combination, acquisition, sale, purchase, divestiture or distribution, mutual company affiliations, valuations, fairness opinions, equity and debt financing and strategic planning.

Note 2 - Summary of Significant Accounting Policies:

(a) Basis of Presentation:

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic.

(b) Use of Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be a cash equivalent. The Company's cash is held at a financial institution which has Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per depositor, per insured bank for each account ownership category. The Company's cash held at the financial institution may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

(d) Contract Assets and Deferred Revenue:

Contract assets are recorded for those parts of the contract consideration not yet invoiced, but for which the performance obligations are completed. Deferred revenue (contract liabilities) represents billings or payments received in advance of revenue recognition and is recognized upon transfer of control. There were no contract assets or deferred revenue billings or payments at December 31, 2022.

3

Note 2 - Summary of Significant Accounting Policies (continued):

(e) Income Tax Policy:

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the Company's Parent is liable for federal and state income taxes on its share of the Company's taxable income.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-like-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes that any such positions would be immaterial to the overall financial statement.

Note 3 - Related Party Transactions:

The Company entered into an expense sharing agreement with the Parent whereby the Parent provides certain services required by the Company to operate its business, including employee compensation and benefits, office facilities and services.

Note 4 - Net Capital Requirements:

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1, subject to a minimum net capital requirement of $5,000. As of December 31, 2022, the Company had net capital of $59,036, which was $54,036 in excess of its required net capital. The Company's net capital ratio was 0.47 to 1 at December 31, 2022.

Note 5 - Rule 15c3-3 Exemption:

The Company does not claim an exemption under 17 C.F.R. §15c3-3(k) and stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry Proprietary Accounts Broker Dealers ("PAB") accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2022.

Note 6 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 7 - Subsequent Events:

The Company has evaluated subsequent events after December 31, 2022 through February 24, 2023, the date that the financial statement was considered available to be issued. During this period, there were no subsequent events requiring disclosure.